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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No.  )*

InterCept, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

45845L107

(CUSIP Number)

Todd C. Johnson
Senior Vice President and Secretary
Fidelity National Financial, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204
(904) 854-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Robert S. Rachofsky, Esq.
LeBoeuf, Lamb, Greene & MacRae LLP
125 West 55th Street
New York, New York 10019
(212) 424-8000

September 8, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45845L107	13D	Page 2 of 12

1.	Name of Reporting Person: Fidelity National Financial, Inc.		I.R.S. Identification Nos. of above person (entities only): 86-0498599

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 4,654,619

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 4,654,619

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,654,619 (1) (2) (See also Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.5% (3) (2)

14.	Type of Reporting Person (See Instructions): CO

(1) Based on representations made by the Shareholders (as defined below) pursuant to the Shareholder’s Agreements (as defined below). The 4,654,619 reported number of shares is comprised of (a) 3,702,239 shares of Common Stock subject to Shareholder’s Agreements and (b) 952,380 shares of Common Stock issuable upon the conversion of 100,000 shares of Preferred Stock (as defined below) subject to Shareholder’s Agreements. In addition, FNF (as defined below) could be deemed to have shared voting and dispostive power with respect to shares of Common Stock acquired by any shareholder after the date of the Shareholder’s Agreements and during the term of the Shareholder’s Agreements as of the date of the Shareholder’s Agreements.

(2) Under certain circumstances, Preferred Stock may be converted by holders thereof into Common Stock. In the event that all 100,000 shares of Preferred Stock were converted by holders thereof into Common Stock, 952,380 shares of Common Stock would be issued in conversion thereof (based on the conversion rate for the Preferred Stock of 9.52380 shares of Common Stock for one share of Preferred Stock). Holders of Preferred Stock are entitled to vote on all matters in respect of which holders of Common Stock are entitled to vote. Subject to certain limitations, holders of Preferred Stock are entitled to the number of votes per share of Preferred Stock equal to the largest number of shares of Common Stock of which such Preferred Stock could be converted.

(3) Based on 21,635,296 shares of Common Stock, comprised of (a) 20,683,296 shares of Common Stock outstanding as of September 8, 2004, as represented by InterCept, Inc. in the Merger Agreement (as defined below) and (b) 952,380 shares of Common Stock issuable upon the conversion of 100,000 shares of Preferred Stock subject to Shareholder’s Agreements.

CUSIP No. 45845L107	13D	Page 3 of 12

Item 1. Security and Issuer

     The class of equity securities to which this Statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, no par value (the “Common Stock”) of InterCept, Inc. (“InterCept”). This Schedule 13D also relates to certain shares of Series B Preferred Stock, no par value (the “Preferred Stock”) of InterCept. The Preferred Stock is convertible into shares of Common Stock and is entitled to vote on all matters in respect of which holders of Common Stock are entitled to vote.

     InterCept is a Georgia corporation with its principal executive offices located at 3150 Holcomb Bridge Road, Suite 200, Norcross, Georgia. 30021.

Item 2. Identity and Background

     (a), (b), (c) This Schedule 13D is being filed by Fidelity National Financial, Inc., a Delaware corporation (“FNF”). FNF’s principal business and principal executive offices are located at 601 Riverside Avenue, Jacksonville, Florida 32204. FNF is a holding company whose subsidiaries are engaged in the business of issuing title insurance policies, performing other title and real estate related services and providing technology and processing services to financial institutions and the mortgage and financial services industries. Information regarding the directors and executive officers of FNF is set forth on Schedule I attached hereto, which schedule is incorporated by reference herein.

     (d), (e) During the last five years, neither FNF nor, to the best knowledge of FNF, any person named in Schedule I, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     Beneficial ownership of the shares of Common Stock which are the subject of this Schedule 13D may be deemed to have been acquired through the execution of Shareholder’s Agreements dated as of September 8, 2004, by and between (a) FNF and each of the following holders of Common Stock: Jonathan R. Coe, John W. Collins, L. Rand Fluitt, Farrell S. Mashburn, John D. Schneider, Jr., J. Daniel Speight, Glenn W. Sturm, Denise C. Saylor, Michael D. Sulpy and JANA Master Fund, Ltd., and (b) FNF and each of the following holders of the Preferred Stock: DLJ Capital Corporation, Sprout Entrepreneurs Fund, L.P., and Sprout Capital IX, L.P. (such persons described in clause (a) and (b), collectively, the “Shareholders”).

     The Shareholder’s Agreements were entered into to induce FNF to enter into an Agreement and Plan of Merger dated as of September 8, 2004 (the “Merger Agreement”), among FNF, Fidelity National Information Services, Inc., a Delaware corporation and wholly owned subsidiary of FNF (“FIS”), Fuscia Merger Sub, Inc., a Georgia corporation and wholly owned subsidiary of FIS (“Merger Sub”) and InterCept. Under the terms of the Merger Agreement, the Merger Sub will be merged with and into InterCept (the “Merger”). The descriptions of the Merger Agreement and Shareholder’s Agreements are qualified in their entirety by reference to such agreements, which are included as Exhibits hereto and incorporated by reference herein.

     If the Merger is consummated, holders of Common Stock (including holders of Common Stock subject to Shareholder’s Agreements) will receive $18.90 per share of Common Stock. FNF has the option to pay the aggregate consideration in all cash or in a combination of cash and FNF stock. If FNF

CUSIP No. 45845L107	13D	Page 4 of 12

elects the stock and cash consideration option, holders of Common Stock will have the option to elect any combination of cash and stock, subject to proration such that the overall limitation for the consideration in the transaction will be seventy-five percent cash compensation and twenty-five percent compensation in the form of FNF stock. Any FNF stock consideration will be calculated using a trailing ten-day average calculated one day prior to the closing of the transaction.

     Pursuant to the Shareholder’s Agreements, each Shareholder granted to FNF an irrevocable option to purchase the Shareholder’s holdings of Common Stock or Preferred Stock, in each case under circumstances in which the Merger Agreement is terminated and a termination fee would or may become payable to FNF. In the event that FNF exercises any options pursuant to the Shareholder’s Agreements, the funds required to pay the exercise price are expected to be paid from FNF’s available cash and working capital.

Item 4. Purpose of Transaction

     Pursuant to the Merger Agreement, Merger Sub will merge with and into InterCept, with InterCept continuing as the surviving corporation. Upon consummation of the Merger, the articles of incorporation of Merger Sub in effect immediately prior to the effective time of the Merger will be the articles of incorporation of the surviving corporation (except that the name of the corporation will be changed to “InterCept, Inc.”) and the by-laws of Merger Sub in effect immediately prior to the effective time of the Merger will be the by-laws of the surviving corporation. Immediately prior to the consummation of the Merger, any outstanding shares of Preferred Stock will be converted into Common Stock. Upon consummation of the Merger, shares of Common Stock will be converted into the right to receive the merger consideration as described above.

     Concurrent with the execution of the Merger Agreement, FNF entered into Shareholder’s Agreements with each of the Shareholders. Pursuant to the Shareholder’s Agreements, each of the Shareholders has granted an irrevocable proxy to FNF to vote their shares of Common Stock or Preferred Stock in favor of adoption of the Merger Agreement and against any action or agreement that is contrary to the Merger Agreement. The approval of the Merger requires the affirmative vote of the holders of 66 2/3% of the outstanding Common Stock, voting as a separate group, and the approval of a majority of all of the Common Stock and Preferred Stock entitled to vote on the Merger, voting as a single group.

     Under the Shareholder’s Agreements, each of the Shareholders granted to FNF an option to purchase the shares of Common Stock or Preferred Stock with respect to which the Shareholder has beneficial ownership or the power of disposition (such shares, the “Option Shares”) in the event the Merger Agreement is terminated under circumstances in which a termination fee would or may become payable to FNF pursuant to the Merger Agreement (a “Qualifying Termination”). In the case of options relating to Common Stock, the exercise price of such options is $18.90 per share of Common Stock and in the case of options relating to Preferred Stock, the exercise price is $180.00 per share of Preferred Stock, in each case payable in cash. In addition to paying the exercise price with respect to the exercise of any option, FNF has also agreed to pay an amount equal to 50% of the profit realized by FNF on any Option Shares from the consummation of any Competing Transaction (as defined in the Merger Agreement) which is consummated, or with respect to which a definitive agreement is entered into, within 12 months following the applicable Qualifying Termination. In lieu of exercising its option to purchase Option Shares, FNF may elect in the event of a Qualifying Termination to cause the Shareholder to pay to FNF an amount equal to 50% of the profit of the Shareholder from the consummation of any Competing Transaction that is consummated, or with respect to which a definitive agreement is entered into, within 12 months of such Qualifying Termination.

     Upon consummation of the Merger pursuant to the Merger Agreement, the Common Stock will be delisted from the NASDAQ National Market, and the Common Stock will become eligible for

CUSIP No. 45845L107	13D	Page 5 of 12

termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

     The foregoing descriptions of the Merger Agreement and the Shareholder’s Agreements are qualified in their entirety by reference to the full text of the Merger Agreement and the Shareholder’s Agreements, copies of which are included as Exhibits hereto and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

     FNF may be deemed to beneficially own 4,654,619 shares of Common Stock, consisting of (a) 3,702,239 shares of Common Stock directly subject to Shareholder’s Agreements and (b) 952,380 shares of Common Stock issuable upon the conversion of 100,000 shares of Preferred Stock subject to Shareholder’s Agreements. Pursuant to the Shareholder’s Agreements, Shareholders have given FNF a proxy to vote their shares of Common Stock or Preferred Stock in favor of adoption of the Merger Agreement and against any action or agreement that is contrary to the Merger Agreement and have granted FNF an option to purchase their shares of Common Stock or Preferred Stock in certain circumstances. As a result, FNF may be deemed to have voting power with respect to the shares of Common Stock and Preferred Stock covered by the Shareholder’s Agreements.

     The aggregate number of shares of Common Stock and Preferred Stock that may be deemed to be beneficially owned by FNF constitutes approximately 21.5% of the outstanding shares of Common Stock, based on (a) 20,683,296 shares of Common Stock outstanding as of September 8, 2004, as represented by InterCept in the Merger Agreement, and (b) 952,380 shares of Common Stock issuable upon the conversion of 100,000 shares of Preferred Stock subject to Shareholder’s Agreements.

     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by FNF that it is the beneficial owner of any Common Stock or Preferred Stock referred to herein for purposes of Section 13d of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

     Other than as set forth in this Item 5, there have been no transactions in the shares of Common Stock or Preferred Stock effected during the past 60 days by FNF, nor to the knowledge of FNF, by any person listed on Schedule I hereto.

     No other person is known by FNF to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock or Preferred Stock referred to herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The information set forth in Items 3, 4 and 5 of this Schedule 13D and the Exhibits to this Schedule 13D is incorporated by reference herein.

     In connection with the Merger Agreement, JANA Master Fund LTD. and JANA Partners, LLC (collectively, the “JANA Parties”) entered into a letter agreement pursuant to which the JANA Parties agreed to the termination, effective as of the effective time of the Merger, of certain provisions in the Settlement Agreement dated as of June 11, 2004, among the JANA Parties and InterCept. FNF is designated as a third party beneficiary of the letter agreement. The Settlement Agreement is included as an Exhibit hereto and incorporated by reference herein.

     In connection with the Merger, FNF, FIS and InterCept entered into a Non-Competition Agreement with John Collins, InterCept’s Chairman of the Board and Chief Executive Officer (the “Non-Compete Agreement”). Under the Non-Compete Agreement, Mr. Collins has agreed not to solicit certain

CUSIP No. 45845L107	13D	Page 6 of 12

employees, customers and business or enter into or engage in certain competing activities. The term of the Non-Compete Agreement is three years beginning on the date the Merger is consummated. Pursuant to the Non-Compete Agreement, Mr. Collins will receive a lump sum payment of $2,100,000. The Non-Compete Agreement is filed as an Exhibit hereto and incorporated by reference herein.

CUSIP No. 45845L107	13D	Page 7 of 12

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
1	Agreement and Plan of Merger dated as of September 8, 2004, among Fidelity National Financial, Inc., Fidelity National Information Services, Inc., Fuscia Merger Sub, Inc., and InterCept, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of Fidelity National Financial, Inc., filed with the SEC on September 14, 2004)

2	Letter Agreement dated as of September 8, 2004, by and among JANA Master Fund, LTD., JANA Partners LLC and InterCept, Inc.

3	Settlement Agreement dated as of June 11, 2004, by and among JANA Master Fund LTD., JANA Partners, LLC and InterCept, Inc. (incorporated herein by reference to Annex A of InterCept Inc.’s Schedule 14A dated June 16, 2004, File No. 001-14213)

4	Non-Compete Agreement dated September 8, 2004, by and between John W. Collins, Fidelity National Financial, Inc., Fidelity National Information Services, Inc. and Intercept, Inc.

5	Shareholder’s Agreement dated as of September 8, 2004, between Fidelity National Financial, Inc., and Farrell S. Mashburn

6	Shareholder’s Agreement dated as of September 8, 2004, between Fidelity National Financial, Inc., and John W. Collins

7	Shareholder’s Agreement dated as of September 8, 2004, between Fidelity National Financial, Inc., and J. Daniel Speight

8	Shareholder’s Agreement dated as of September 8, 2004, between Fidelity National Financial, Inc., and John D. Schneider, Jr.

9	Shareholder’s Agreement dated as of September 8, 2004, between Fidelity National Financial, Inc., and L. Rand Fluitt

10	Shareholder’s Agreement dated as of September 8, 2004, between Fidelity National Financial, Inc., and Jonathan R. Coe

11	Shareholder’s Agreement dated as of September 8, 2004, between Fidelity National Financial, Inc., and Glenn W. Sturm

12	Shareholder’s Agreement dated as of September 8, 2004, between Fidelity National Financial, Inc., and Michael D. Sulpy

13	Shareholder’s Agreement dated as of September 8, 2004, between Fidelity National Financial, Inc., and Denise C. Saylor

14	Shareholder’s Agreement dated as of September 8, 2004, between Fidelity National Financial, Inc., and JANA Master Fund, Ltd.

15	Shareholder’s Agreement dated as of September 8, 2004, between Fidelity National Financial, Inc., and Sprout Capital IX, L.P.

CUSIP No. 45845L107	13D	Page 8 of 12

Exhibit No.	Description
16	Shareholder’s Agreement dated as of September 8, 2004, between Fidelity National Financial, Inc., and Sprout Entrepreneurs Fund, L.P.

17	Shareholder’s Agreement dated as of September 8, 2004, between Fidelity National Financial, Inc., and DLJ Capital Corporation

CUSIP No. 45845L107	13D	Page 9 of 12

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIDELITY NATIONAL FINANCIAL, INC.
Date: September 17, 2004	By:	/s/ Alan L. Stinson
Alan L. Stinson
Executive Vice President and Chief Financial Officer

CUSIP No. 45845L107	13D	Page 10 of 12

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
FIDELITY NATIONAL FINANCIAL, INC.

     The directors and executive officers of FNF are set forth below. The business address of each director or executive officer is that of FNF. Each of the named individuals is a citizen of the United States.

Directors and officers of FNF:

William P. Foley, II	Chairman of the Board and Chief Executive Officer
Raymond R. Quirk	President
Alan L. Stinson	Executive Vice President and Chief Financial Officer
Ernest D. Smith	Executive Vice President
Brent B. Bickett	Executive Vice President
Frank P. Willey	Vice Chairman of the Board
Terry N. Christensen	Director
Willie D. Davis	Director
John F. Farrell, Jr.	Director
Philip G. Heasley	Director
William A. Imparato	Director
Donald M. Koll	Director
Daniel D. (Ron) Lane	Director
General William Lyon	Director
Cary H. Thompson	Director

CUSIP No. 45845L107	13D	Page 11 of 12

Exhibit Index

Exhibit No.	Description
1	Merger Agreement and Plan of Merger, dated as of September 8, 2004, by and among Fidelity National Financial, Inc., Fidelity National Information Services, Inc., Fuscia Merger Sub, Inc. and InterCept, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of Fidelity National Financial, Inc., filed with the SEC on September 14, 2004)

2	Letter Agreement dated as of September 8, 2004, by and among JANA Master Fund, Ltd., JANA Partners LLC and InterCept, Inc.

3	Settlement Agreement dated as of June 11, 2004, by and among JANA Master Fund LTD., JANA Partners, LLC and InterCept, Inc. (incorporated herein by reference to Annex A of InterCept Inc.’s Schedule 14A dated June 16, 2004, File No. 001-14213)

4	Non-Compete Agreement dated September 8, 2004, by and between John W. Collins, Fidelity National Financial, Inc., Fidelity National Information Services, Inc. and InterCept, Inc.

5	Shareholder’s Agreement dated as of September 8, 2004, by and between Fidelity National Financial, Inc., and Farrell S. Mashburn

6	Shareholder’s Agreement dated as of September 8, 2004, by and between Fidelity National Financial, Inc., and John W. Collins

7	Shareholder’s Agreement dated as of September 8, 2004, by and between Fidelity National Financial, Inc., and J. Daniel Speight

8	Shareholder’s Agreement dated as of September 8, 2004, by and between Fidelity National Financial, Inc., and John D. Schneider, Jr.

9	Shareholder’s Agreement dated as of September 8, 2004, by and between Fidelity National Financial, Inc., and L. Rand Fluitt

10	Shareholder’s Agreement dated as of September 8, 2004, by and between Fidelity National Financial, Inc., and Jonathan R. Coe

11	Shareholder’s Agreement dated as of September 8, 2004, by and between Fidelity National Financial, Inc., and Glenn W. Sturm

12	Shareholder’s Agreement dated as of September 8, 2004, by and between Fidelity National Financial, Inc., and Michael D. Sulpy

13	Shareholder’s Agreement dated as of September 8, 2004, by and between Fidelity National Financial, Inc., and Denise C. Saylor

14	Shareholder’s Agreement dated as of September 8, 2004, by and between Fidelity National Financial, Inc., and JANA Master Fund, Ltd.

15	Shareholder’s Agreement dated as of September 8, 2004, by and between Fidelity National Financial, Inc., and Sprout Capital IX, L.P.

CUSIP No. 45845L107	13D	Page 12 of 12

Exhibit No.	Description
16	Shareholder’s Agreement dated as of September 8, 2004, by and between Fidelity National Financial, Inc., and Sprout Entrepreneurs Fund, L.P.

17	Shareholder’s Agreement dated as of September 8, 2004, by and between Fidelity National Financial, Inc., and DLJ Capital Corporation